For Immediate Release

CNSX:QSS

.

QMI Closes Oversubscribed Private Placement

November 24, 2010: VANCOUVER, BC: QMI SEISMIC INC. (CNSX: QSS) (the “Company” or  “QMI”)

announces that it has closed its non-brokered private placement (the "Private Placement") originally announced on

August 24, 2010.  Due to the oversubscription the company increased the offering from for  2,500,000 common shares at a price of $0.20 per  common share to 3,025,000.  The Company raised aggregate gross proceeds of

CND$605,000 from the sale of the common shares.   All securities issued with respect to the Private Placement  are subject to a hold period that expires four  months and a day from the closing date in accordance with the rules and policies of the Canadian National Stock Exchange, final exchange approval and applicable Canadian securities laws.

The Company will pay finder’s fees to arm’s length parties in the aggregate amount of  $60,500 which represents an amount  equal to ten (10%)  of the gross proceeds raised from the Private Placement.

The Company will use the proceeds of the Private Placement for  general working capital.

About QMI:

QMI is a leading developer, manufacturer, and supplier  of advanced commercial, industrial and residential electronic safety systems that detect the presence of gas leaks, water  leaks, and seismic vibrations and then signals

controls to shut off  gas valves, water  valves, and power  inputs.   QMI holds international patented technology

which allows for  remote gas and water  shutoff as well as many trademarks, certifications, and licenses.   QMI’s

seismic detection products are used by some of the world’s largest companies and organizations including NASA and G.E. Rail.  The advanced early warning systems are designed to remotely shut-off utilities in the event  of an earthquake and provide early warning to households.  For more information visit www.qmitech.com.

On Behalf of the Board:

Navchand Jagpal, President

QMI SEISMIC INC.

1250 West Hastings Street

Vancouver, BC

V6E 2M4

“The statements in this press Release may contain forward looking statements that involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.”

THE CANADIAN NATIONAL STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.